SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated February 1, 2016

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Nokia stock exchange release dated February 1, 2016: Nokia receives decision in patent license arbitration with Samsung - positive financial impact for Nokia Technologies

STOCK EXCHANGE RELEASE February 1, 2016

Nokia receives decision in patent license arbitration with Samsung - positive financial impact for Nokia Technologies

Nokia Corporation
Stock Exchange Release
February 1, 2016 at 08:00 (CET +1)

Nokia receives decision in patent license arbitration with Samsung - positive financial impact for Nokia Technologies

Espoo, Finland - The International Court of Arbitration of the International Chamber of Commerce has issued its award for the binding arbitration between Nokia and Samsung. Nokia and Samsung had previously agreed that this would settle the amount of additional compensation payable to Nokia for the five year extension of their license agreement covering certain Nokia patents for the period beginning on January 1, 2014.

This award covers part of the Nokia Technologies patent portfolio until the end of 2018. Nokia will continue to discuss with Samsung its other relevant intellectual property portfolios. Nokia has strong intellectual property assets consisting of intellectual property rights in the separate Nokia Technologies, Nokia Networks and Alcatel-Lucent portfolios, which include patents essential for a variety of standardized technologies as well as relevant implementation patents and proprietary technologies.

Including this award, Nokia expects Nokia Technologies to report net sales of approximately EUR 400 million in the fourth quarter 2015 and approximately EUR 1 020 million for the full year 2015. These numbers include catch up revenue because the award exceeded revenue estimates already recognized with respect to the period from January 1, 2014 through September 30, 2015. Consistent with Nokia’s outlook, Nokia Technologies net sales for the full year 2015 are expected to increase year on year, even after excluding amounts related to the award. Following the award, as of the end of the fourth quarter 2015, the annualized net sales run rate for Nokia Technologies was approximately EUR 800 million.

Nokia expects to receive at least approximately EUR 1.3 billion of cash during years 2016 — 2018 related to its settled and ongoing arbitrations in Nokia Technologies, including this award. Nokia has also earlier received some related prepayments.

“The use of independent arbitration to resolve differences in patent cases is a recognized best practice, and we welcome the additional compensation payable to Nokia under the extended agreement,” said Ramzi Haidamus, President of Nokia

Technologies. “We look forward to further collaboration with Samsung and others in additional licensing opportunities in the mobile communications market and beyond.”

About Nokia

Nokia is a global leader in the technologies that connect people and things. Powered by the innovation of Bell Labs and Nokia Technologies, the company is at the forefront of creating and licensing the technologies that are increasingly at the heart of our connected lives.

With state-of-the-art software, hardware and services for any type of network, Nokia is uniquely positioned to help communication service providers, governments, and large enterprises deliver on the promise of 5G, the Cloud and the Internet of Things. www.nokia.com

Media Enquiries:

Nokia

Communications

Tel. +358 (0) 10 448 4900

Email: press.services@nokia.com

FORWARD-LOOKING STATEMENTS

This stock exchange release contains forward-looking statements that reflect Nokia’s current expectations and views of future events and developments. Some of these forward-looking statements can be identified by terms and phrases such as “look forward”, “expect”, “will” and similar expressions. These forward-looking statements include statements relating to: the impact that the award will have on Nokia Technologies’ financial results, Nokia’s intellectual property portfolios, the future performance of Nokia Technologies and Nokia’s future interactions with Samsung. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and views of future events and developments. Risks and uncertainties include: the finalization of Nokia’s financial statements in compliance with the relevant rules and regulations; Nokia’s ability to maintain a favorable relationship with Samsung; and the impact on Nokia of any of the foregoing risks or forward-looking statements, as well as other risk factors listed from time to time in Nokia’s filings with the U.S. Securities and Exchange Commission (the “SEC”) and the French Autorité des marchés financiers (the “AMF”).

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of Nokia’s most recent annual reports on Form 20-F, reports furnished on Form 6-K, and any other documents that Nokia or Alcatel Lucent have filed with the SEC or the AMF. Any forward-looking statements made in this stock exchange release are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Nokia’s businesses or operations. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 1, 2016	Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal